                                                                -----------------------------------
                                                                            OMB APPROVAL
                                                                -----------------------------------
                   UNITED STATES                                OMB Number: 3235-0145
        SECURITIES AND EXCHANGE COMMISSION                      -----------------------------------
              Washington, D.C. 20549                            Expires:    February 29, 2009
                                                                -----------------------------------
                                                                Estimated average burden hours per
                                                                response. . . . . . . 14.5
                                                                -----------------------------------

                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-102)
                                (Amendment No. 2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934



                               PNG Ventures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69350G303
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                               Eleazer Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10019
                                  212-756-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 19, 2008
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 2 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg PNG Investments LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)
   WITH
                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated
                          Senior Secured Convertible Exchangeable Note or
                          Series B Senior Secured Convertible Exchangeable
                          Note of Earth Biofuels, Inc. (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible
              Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See
              Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              70.54% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 3 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc.
                          (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)
   WITH
                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable
                          Note or Series B Senior Secured Convertible
                          Exchangeable Note of Earth Biofuels, Inc.
                          (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See
              Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              70.54% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 4 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc.
                          (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)
   WITH
                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable
                          Note or Series B Senior Secured Convertible
                          Exchangeable Note of Earth Biofuels, Inc.
                          (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible
              Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See
              Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              70.54% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 5 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc.
                          (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)
   WITH
                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable
                          Note or Series B Senior Secured Convertible
                          Exchangeable Note of Earth Biofuels, Inc.
                          (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible
              Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See
              Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              70.54%  (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 6 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc.
                          (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)
   WITH
                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable
                          Note or Series B Senior Secured Convertible
                          Exchangeable Note of Earth Biofuels, Inc.
                          (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See
              Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              70.54% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 7 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc.
                          (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          $55,928.57 principal amount of a 12% Convertible
                          Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)
   WITH
                          5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable
                          Note or Series B Senior Secured Convertible
                          Exchangeable Note of Earth Biofuels, Inc.
                          (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,000,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 5,800,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note or Series B Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See
              Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              70.54% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 8 of 10 Pages
----------------------------                        ----------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 1") amends the Schedule 13D filed on July 10, 2008 [File Number 005-84091] (the "Original Schedule 13D"), as amended by the Schedule 13D filed on August 8, 2008 (the Original Schedule 13D as amended, the "Amended Schedule 13D").

     This Amendment No. 2 is being filed by Castlerigg PNG Investments LLC, a Delaware limited liability company ("Castlerigg LLC"); Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); and Thomas E. Sandell ("Sandell"). Castlerigg LLC, Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, and Sandell are collectively referred to herein as the "Reporting Persons". The filing of this statement on Schedule 13D/A and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Entities to file jointly (the "Joint Filing Agreement") was filed as Appendix II to the Original Schedule 13D.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Amended Schedule 13D is being amended by adding the following:

     Funds for the purchase of the Bridge Subordinated Note (as defined below) and the Bridge Warrant (as defined below) were derived from general working capital and margin account borrowings made in the ordinary course of business.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Amended Schedule 13D is being amended by adding the following:


     The Reporting Persons acquired the Bridge Subordinated Note and the Bridge Warrant for investment purposes in the ordinary course of business because the Reporting Persons believed they represented an attractive investment opportunity. The beneficial ownership of the Reporting Persons is subject to the Bridge Blocker (as defined in Item 5 below) and the Reporting Persons have elected to file this Schedule 13D/A at this time because of the matters set forth in this Item 4.

     On August 19, 2008, the Issuer and Castlerigg LLC entered into a Securities Purchase Agreement (the "Bridge Securities Purchase Agreement"), pursuant to which the Issuer sold, and Castlerigg LLC purchased, a 15% Subordinated Convertible Promissory Note in the principal amount of $3,188,235 (the "Bridge Note"), initially convertible into 318,824 shares of Common Stock, and a Warrant to Purchase Common Stock initially exercisable into 797,059 shares of Common Stock (the "Bridge Warrant").

     Concurrently with the closing of the transactions contemplated by the Bridge Securities Purchase Agreement, on August 19, 2008, Castlerigg LLC, the Issuer and Fourth Third LLC, agent for the lenders (the "Senior Agent") pursuant to that certain Amended and Restated Credit Agreement, dated as of June 26, 2008 (the "Senior Credit Agreement"), by and between the Issuer, the Senior Agent and the other lenders party thereto (such lenders, the "Senior Lenders"), entered into a Subordination and Intercreditor Agreement (the "Subordination Agreement"), in which Castlerigg LLC

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 9 of 10 Pages
----------------------------                        ----------------------------

agreed to subordinate certain of its rights under the Bridge Notes to the rights of the Senior Lenders holding loans under the Senior Credit Agreement.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Amended Schedule 13D is being amended by adding the following:

     Neither the Bridge Warrant nor the Bridge Note may be exercised or converted if, after such exercise or conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than 9.99% of the number of shares of Common Stock then issued and outstanding, unless the Reporting Persons elect to increase or decrease their ownership limit (with any increase only being effective on 61 days prior written notice to the Issuer) to a different percentage (all of the foregoing, the "Bridge Blocker"). PURSUANT TO THE BRIDGE BLOCKER, AS OF THE DATE OF THIS FILING, NEITHER THE BRIDGE WARRANT NOR THE BRIDGE NOTE MAY BE EXERCISED OR CONVERTED.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Amended Schedule 13D is being amended by adding the following:

      As described in Item 4 above, on August 19, 2008, the Issuer and Castlerigg LLC entered into the Bridge Securities Purchase Agreement (a copy of which is attached hereto as Exhibit 11) and was issued the Bridge Note (a copy of which is attached hereto as Exhibit 12) and the Bridge Warrant (a copy of which is attached hereto as Exhibit 13).

      Also as described in Item 4 above, on August 19, 2008, the Issuer, the Senior Agent and Castlerigg LLC entered into the Subordination Agreement (a copy of which is attached hereto as Exhibit 14).


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Amended Schedule 13D is being amended by adding the following:

11. Securities Purchase Agreement, dated as of August 19, 2008, by and between the Issuer and Castlerigg LLC.

12. 15% Subordinated Convertible Promissory Note, dated August 19, 2008, issued by the Issuer in favor of Castlerigg LLC, in the principal amount of $3,188,235.

13. Warrant to Purchase Common Stock, dated August 19, 2008, issued by the Issuer in favor of Castlerigg LLC, initially exercisable into 797,059 shares of Common Stock.

14. Subordination and Intercreditor Agreement, dated as of August 19, 2008, by and between the Issuer, the Senior Agent and Castlerigg LLC.


            [The remainder of this page is intentionally left blank]

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 10 of 10 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: August 19, 2008

            CASTLERIGG PNG INVESTMENTS LLC
            By: Castlerigg Master Investments Ltd.,
                its managing member and sole member
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Richard A. Gashler
                ----------------------
                Richard A. Gashler, Authorized Person

            CASTLERIGG MASTER INVESTMENTS LTD.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Richard A. Gashler
                ----------------------
                Richard A. Gashler, Authorized Person


            SANDELL ASSET MANAGEMENT CORP.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Richard A. Gashler
                ----------------------
                Richard A. Gashler, Authorized Person


            CASTLERIGG INTERNATIONAL LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Richard A. Gashler
                ----------------------
                Richard A. Gashler, Authorized Person


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Richard A. Gashler
                ----------------------
                Richard A. Gashler, Authorized Person


            THOMAS E. SANDELL

            By: /s/ Richard A. Gashler
                ----------------------
                Richard A. Gashler, Authorized Person